SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2011

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of Summary of the Resolutions Adopted at the Ordinary and Extraordinary General Meeting of Shareholders and Special Meeting of Class “C” Shareholders held on December 15, 2011

TELECOM ARGENTINA S.A.

Summary of the Resolutions Adopted at the

Ordinary and Extraordinary General Meeting of Shareholders and Special

Meeting of Class “C” Shareholders

held on December 15, 2011

Below is a description of the resolutions adopted upon discussing each item of the Agenda.

The resolutions related to items 1°) through 4°), considered at the General Meeting of Shareholders, were adopted by a majority of accountable votes without considering voluntary abstentions.

Item 5° of the Agenda was considered at the Special Meeting of Class “C” Shareholders and the resolution was adopted unanimously.

1°)	Appointment of two shareholders to approve and sign the Minutes.

Jorge Alberto Firpo, the representative of Nortel Inversora S.A. and Osvaldo Jorge Pibida, the representative of JPMorgan Chase Bank, National Association, Depositary for the Company’s ADR program, were appointed for such purpose.

In view of the fact that item 5°) of the Agenda was dealt with at the Special Meeting of Class “C” Shareholders, two Class “C” shareholders, Pablo Esteban Corti and Guillermo Pablo Cichelli, were also appointed to sign the Minutes.

2º)	Considering the creation of a Global debt Program (the “Program”) for the issuance and reissuance of 30-day to 30-year negotiable obligations; not convertible into stock; denominated in pesos, U.S. dollars or any other currency; with common guarantee; in different series and/or classes which may be reissued upon cancellation; for a maximum aggregate amount outstanding at any time during the term of the Program of up to five hundred million U.S. dollars (US$ 500,000,000) or the equivalent thereof in other currencies. The Program’s term will be 5 years as from the date of the Resolution of the Comision Nacional de Valores that authorizes the Program. Determinations of the use of proceeds obtained from the placement of the negotiable obligations issued and reissued under the Program.

The shareholders approved the creation of the Program for the issuance of simple negotiable obligations for a maximum aggregate amount outstanding at any time during the term of the Program of up to five hundred million U.S. dollars (US$ 500,000,000) or the equivalent thereof in other currencies under the terms and conditions described in this item of the Agenda.

In respect of the use of proceeds obtained from the placement of the negotiable obligations issued under the Program, it was resolved that the proceeds could be used for any of the following purposes: investment in physical assets located within the country; and/or payment of working capital’s integration in the country; and/or refinancing of liabilities temporarily undertaken to comply with the Company’s investment plan; and/or payment of capital contributions in companies controlled by or affiliated with the Company organized in the country or the proceeds of which are exclusively applied to the abovementioned uses.

3°)	Delegation to the Board of Directors of broad powers to determine the terms and conditions of the Program which have not been set forth by the Shareholders’ Meeting as well as to set up the opportunities of issuance and reissuance of the negotiable obligations under each series or class to be issued under the Program and on all issuance and reissuance conditions, within the maximum amount and the amortization payment terms set forth, including, without limitation, issue date and currency; nominal value; price; interest rate; placement and payment methods and conditions; features of certificates representative of the negotiable obligations; specific use of proceeds within the options established by the Shareholders’ Meeting; election of Trustee and placement and paying agents of each series or class; to prepare, negotiate, approve, execute and file all necessary agreements and documents needed for the implementation of the Program and the series or classes of notes thereunder; to request from the relevant local and foreign entities and markets the public offering and listing authorizations for the Program and the notes to be issued thereunder; and to designate attorneys-in-fact to act in the proceedings related to the decisions passed by the Shareholders’ meeting with respect to the Program. Authorization to the Board of Directors to sub-delegate to some of its members and/or executive officers the authority to be delegated by the Shareholders’ Meeting pursuant to the provisions of Chapter II section 1 and Chapter VI section 74 subsection b) of the Rules of the Comision Nacional de Valores.

The Shareholders’ Meeting approved the delegation to Telecom Argentina’s Board of Directors of the broadest powers –within the maximum amount, term and other guidelines established for the Program- to establish the other terms and conditions of the Program and the opportunities to issue and reissue the negotiable obligations under each series or class of notes and to establish all the features of such issuances and the negotiable obligations thereunder; to prepare, negotiate, approve, execute and file with the supervisory agencies all the contracts and documents needed to implement the Program and the series or classes of notes thereunder; to request from the Comision Nacional de Valores (and also, if necessary, from the relevant foreign entities) the Program’s authorization and the public offering authorization of the notes to be issued under the program and to request the listing or trading authorization for all or some of the series or classes of notes under the Program in local and/or foreign stock exchanges or markets. Furthermore, Telecom Argentina’s Board of Directors was expressly authorized to sub-delegate to one or more of its members and/or executive officers all and each of the powers granted by the Shareholders’ Meeting under this item 3°) of the Agenda.

The Board of Directors was also delegated the power to appoint those individuals it may deem convenient to take any steps to obtain the Program authorization and the public offering authorizations for any series or classes of notes thereunder as well as to request the listing and trading authorizations and to file the issuances with the Public Registry of Commerce.

4°)	Consideration of the delegation of authority to the Board of Directors to convert up to 4,593,274 Class “C” common book-entry shares with a par value of $1 each and one vote per share into the same number of Class “B” common book-entry shares with a par value of $1 each and one vote per share. There will be one or more conversion dates based on the conversion requests submitted by Class “C” Shareholders or the courts orders ruling on such conversion. Authorization to the Board of Directors to sub-delegate to some of its members and or executive officers the powers granted to it by the Shareholders’ Meeting and to appoint the individuals authorized to take any steps in relation to the transfer of the public offering and listing authorizations of the shares approved for conversion.

The Shareholders’ Meeting approved the delegation to the Board of Directors of Telecom Argentina of the authority to convert up to 4,593,274 Class “C” shares of common stock into the same number of Class “B” shares, which conversion will take place on one or more occasions based on conversion requests received from Class “C” shareholders or court orders providing for such conversion.

Also, the Board of Directors was authorized to sub-delegate to some of its members and/or executive officers the powers granted to it by the Shareholders Meeting under this item 4°) of the Agenda and to appoint the individuals authorized to take any steps to obtain the authorizations of the transfer of the public offering and listing of the shares to be converted.

5°)	Ratification by the class ¨C¨ Shareholders of the resolution passed by the General Shareholders’ Meeting concerning item 4 of the Agenda.

This item of the Agenda was discussed at the Special Meeting of Class “C” Shareholders with the attendance of 13 shareholders, owners of 3,974,963 shares of such Class, which represent 82.93% of Class “C” shares which make up the corporate capital to date.

The Special Meeting of Class “C” Shareholders ratified in all its portions the decisions taken by the Shareholders’ Meeting under item 4°) of the Agenda.

Accountant Alejandro Romano attended the Meetings on behalf of the Buenos Aires Stock Exchange.

María Delia Carrera Sala

Attorney-at-law and in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: December 28, 2011	By:	/s/ Enrique Garrido
Name: Enrique Garrido
Title: Chairman of the Board of Directors